UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Imperial Chemical Industries Plc
             -------------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
             -------------------------------------------------------
                         (Title of class of securities)

                                    452704505
             -------------------------------------------------------
                                 (CUSIP number)

                                September 9, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

--------------------                                          ------------------
CUSIP No. 452704505                   13G                      Page 2 of 8 Pages
--------------------                                          ------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) | |
                                                                       (b) | |
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES                5   SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY           6   SHARED VOTING POWER
                                    39,606,368
                             ------ --------------------------------------------
EACH REPORTING                  7   SOLE DISPOSITIVE POWER
                                    0
                             ------ --------------------------------------------
PERSON WITH                     8   SHARED DISPOSITIVE POWER
                                    42,264,188
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         42,264,188*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.8%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------


* Included in this figure are the securities reported by Deutsche Asset Management Group Limited on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Asset Management Group Limited on the following cover page.

--------------------                                          ------------------
CUSIP No. 452704505                   13G                      Page 3 of 8 Pages
--------------------                                          ------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                  5    SOLE VOTING POWER
                                       0
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY             6    SHARED VOTING POWER
                                       34,135,250
                               ------ ------------------------------------------
EACH                              7   SOLE DISPOSITIVE POWER
REPORTING                             0
                               ------ ------------------------------------------
PERSON WITH                       8   SHARED DISPOSITIVE POWER
                                      36,793,070
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,793,070
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.1%**
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              Imperial Chemical Industries Plc (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              The address of the Issuer's principal executive offices is Imperial Chemical House, 9 Millbank, London SWIP 3JF, United Kingdom.

Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG" and together with DBAG, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

              The principal place of business of DAMG is One Appold Street, London EC2A 2UU, United Kingdom.

Item 2(c).    Citizenship:

              The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).    CUSIP Number:

              The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)|_| Broker or dealer registered under section 15 of the Act;

              (b)|_| Bank as defined in section 3(a)(6) of the Act;

              (c)|_| Insurance  Company as defined  in section  3(a)(19)  of the
                     Act;

              (d)|_| Investment  Company  registered  under  section  8  of  the
                     Investment Company Act of 1940;

              (e)|_| An  investment   adviser  in  accordance  with  Rule  13d-1
                     (b)(1)(ii)(E);

              (f)|_| An employee  benefit plan, or endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g)|_| A parent  holding  company or control  person in accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h)|_| A savings  association  as defined  in section  3(b) of the
                     Federal Deposit Insurance Act;

              (i)|_| A church plan that is excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j)|_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.       Ownership.

              (a)    Amount beneficially owned:

                     Each  of the  Reporting  Persons  owns  the  amount  of the
              Ordinary Shares as set forth on the applicable cover page.

              (b)    Percent of class:

                     Each of the  Reporting  Persons owns the  percentage of the
              Ordinary Shares as set forth on the applicable cover page.

              (c)    Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:

                            Each of the Reporting  Persons has the sole power to
                     vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                     (ii)   shared power to vote or to direct the vote:

                            Each of the  Reporting  Persons has the shared power
                     to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                     (iii) sole power to dispose or to direct the disposition of:

                            Each of the Reporting  Persons has the sole power to
                     dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                            Each of the  Reporting  Persons has the shared power
                     to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Investment   management   clients   of  the   Reporting   Persons'
subsidiaries have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              The following are subsidiaries of DBAG and/or DAMG which hold Ordinary Shares included in the figure on the cover page: Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Investment Trust
Management, Deutsche Bank AG London Branch, Deutsche Fonds Holding GmbH, Deutsche Gesellschaft fur Wertpapiersparen mbH and Deutsche Asset Management Investmentgesellschaft GmbH.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2000


                                              DEUTSCHE BANK AG

                                              By:/s/Christoph Kirschhofer
                                                 -------------------------------
                                                 Name:   Christoph Kirschhofer
                                                 Title:  Director

                                              By:/s/Dr. Rainer Grimberg
                                                 -------------------------------
                                                 Name:   Dr. Rainer Grimberg
                                                 Title:  Director

               Consent of Deutsche Asset Management Group Limited

     The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Group Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  September 26, 2000

                                         DEUTSCHE ASSET MANAGEMENT GROUP LIMITED


                                         By:/s/William Slattery
                                            ------------------------------------
                                            Name:   William Slattery
                                            Title:  Head of Business Risk